UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

August 05, 2024

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

BLOCK LISTING SIX MONTHLY RETURN

Date: 5 August 2024

Name of applicant:		Smith & Nephew plc
Name of scheme:		Global Share Plan 2010
Period of return:	From:	1 February 2024	To:	31 July 2024
Balance of unallotted securities under scheme(s) from previous return:		3,962
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,962

Name of contact:	Helen Barraclough
Telephone number of contact:	01923 477100

SIGNED BY      Helen Barraclough, Group Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 5 August 2024

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew ShareSave Plan (2012)
Period of return:	From:	1 February 2024	To:	31 July 2024
Balance of unallotted securities under scheme(s) from previous return:		432,252
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		432,252

Name of contact:	Helen Barraclough
Telephone number of contact:	01923 477100

SIGNED BY      Helen Barraclough, Group Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 5 August 2024

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew International ShareSave Plan (2012)
Period of return:	From:	1 February 2024	To:	31 July 2024
Balance of unallotted securities under scheme(s) from previous return:		612,606
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		612,606

Name of contact:	Helen Barraclough
Telephone number of contact:	01923 477100

SIGNED BY      Helen Barraclough, Group Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 5 August 2024

Name of applicant:		Smith & Nephew plc
Name of scheme:		Global Share Plan 2020
Period of return:	From:	1 February 2024	To:	31 July 2024
Balance of unallotted securities under scheme(s) from previous return:		429,669
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		4,419
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		425,250

Name of contact:	Helen Barraclough
Telephone number of contact:	01923 477100

SIGNED BY      Helen Barraclough, Group Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 5 August 2024

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew ShareSave Plan (2022)
Period of return:	From:	1 February 2024	To:	31 July 2024
Balance of unallotted securities under scheme(s) from previous return:		141,406
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		11,306
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		130,100

Name of contact:	Helen Barraclough
Telephone number of contact:	01923 477100

SIGNED BY      Helen Barraclough, Group Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 5 August 2024

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew International ShareSave Plan (2022)
Period of return:	From:	1 February 2024	To:	31 July 2024
Balance of unallotted securities under scheme(s) from previous return:		73,678
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		15,243
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		58,435

Name of contact:	Helen Barraclough
Telephone number of contact:	01923 477100

SIGNED BY      Helen Barraclough, Group Company Secretary

for and on behalf of

Smith & Nephew plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 05, 2024	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary